ATTORNEYS AND COUNSELORS AT LAW One North Clematis Street | Suite 500
Kathleen L. Deutsch Direct Line: 561.366.5320 Direct Facsimile: 561.650.1130 kdeutsch@broadandcassel.com	West Palm Beach, FL 33401 T: 561.832.3300 F: 561.655.1109 nelsonmullins.com * In Florida, known as Nelson Mullins Broad and Cassel

November 19, 2018

Via EDGAR

Ms. Mara L. Ransom Assistant Director United States Securities and Exchange Commission Office of Consumer Products 100 F Street, NE, Mail Stop 3561 Washington, D.C. 20549

Re:	CLS Holdings USA, Inc. Registration Statement on Form S-1 Filed August 29, 2018 File No. 333-227088

Dear Ms. Ransom:

On behalf of our client, CLS Holdings USA, Inc., a Nevada corporation (the “Company”), we are submitting this letter regarding the Company’s Registration Statement on Form S-1 filed on August 29, 2018 (the “Registration Statement”). This letter includes our response to the comment letter from the staff of the Commission’s Office of Consumer Products (the “Staff”) to Jeffrey Binder, the Chief Executive Officer of the Company, dated September 26, 2018 (the “Comment Letter”). The headings and paragraph numbers in italics below correspond to those of the Comment Letter. We have reproduced the Staff’s comments in italics and included our responses below each comment. The Company has filed today Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR, which reflects the responses below. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 1.

General

1.     We note the Warrant Shares and Broker Warrant Shares you have registered on this Form S-1 are issuable upon the exercise of Warrants that are not yet outstanding because they underlie Special Warrants/Units and Broker Warrants, respectively. Please note that we permit the registration of securities for resale where only one layer of the securities is not yet outstanding. Accordingly, please remove the Warrant Shares and Broker Warrant Shares from your registration statement.

RESPONSE: We understand after discussions with the Staff that this comment is being withdrawn.

Selling Stockholders

Transactions with Selling Shareholders, page 44

2.     You state here that the Broker Warrants “entitle the holder thereof to acquire one Unit at a price of C$.45 per Unit for a period of 36 months...,” however, your description of Broker Warrants elsewhere does not reference this feature and suggests that Broker Warrants are exercisable into one Broker Share and one Warrant. Please revise or advise.

Mara L. Ransom

November 19, 2018

RESPONSE: We have revised Amendment No. 1 in accordance with the Staff’s comment.

Management’s Discussion and Analysis, page 72

3.     Please tell us what consideration you have given to supplementing your discussion of historical results of operations and financial condition with a discussion based upon pro forma financial information reflecting your acquisition of Alternative Solutions, LLC. If you decide to include a supplemental discussion based on Article 11 of Regulation S-X, please ensure that the pro forma financial information is not presented with greater prominence than the discussion of your historical financial information, and that you also include disclosure explaining how the pro forma presentation was derived, why management believes the presentation to be useful, and any potential risks associated with using such a presentation.

RESPONSE: We have included financial statements for the Company’s first quarter ended August 31, 2018 in Amendment No. 1. These financial statements include the combined operations of the Company and Alternative Solutions, LLC for July and August 2018. These financial statements are accompanied by Management’s Discussion and Analysis of the results of operations of the Company, including Alternative Solutions, LLC, for the quarter and explain the components of the various line items as well as the changes between the quarter and the comparable quarter of the prior year. We believe that this disclosure provides useful and adequate information regarding the impact of the Company’s acquisition of Alternative Solutions, LLC on the Company’s results of operations and financial condition, as a whole. We believe that adding management’s discussion and analysis of the pro forma financial information will add little additional useful disclosure and could be misleading given that it is speculative and not based on actual results. Thus, we have decided not to include this disclosure in Amendment No. 1.

Security Ownership of Certain Beneficial Owners and Management, page 94

4.     It appears that some of the shareholders included in the table beginning on page 31 should also be reflected in your “5% or Greater Shareholders” table, given that they may be the beneficial owner of more than 5% of your Common Shares. Also, in our experience, Cede & Co, an institutional custodian, is a record holder not a beneficial holder of securities. Please revise.

RESPONSE: We have updated the referenced table to reflect the beneficial ownership of each stockholder owning more than 5% of the Company’s Common Shares and have removed Cede & Co. from the table.

Pro Forma Financial Information of the Company and Alternative Solutions for the 3-Month Period Ending February 28, 2018 and the 12-Month Period Ended May 31, 2017, page F-62

5.     We note your presentation of pro forma information here and on pages 7 to 8 of your registration statement. Please revise to provide a pro forma balance sheet and statement of operations as of May 31, 2018 to comply with Rule 8-05(b)(2) of Regulation S-X. Please also revise your pro forma presentation to provide all information required by Rule 11-02(b) of Regulation S-X, including the explanatory notes, introductory paragraph, and explanation of the presentation that Rules 11-02(b)(1) and (2) of Regulation S-X contemplate. Please ensure the explanatory notes clearly identify the periods of Alternative Solutions’ financial information that your pro forma results incorporate.

Mara L. Ransom

November 19, 2018

RESPONSE: We have revised Amendment No. 1 in accordance with the Staff’s comment.

Sincerely,

Nelson Mullins Broad and Cassel

 /s/Nelson Mullins Broad and Cassel

Kathleen L. Deutsch

KLD:gf

cc: Jeffrey I. Binder, Chairman and CEO

CLS Holdings USA, Inc.